UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*
Pactera Technology International Ltd.
(Name of Issuer)

Common shares, par value $0.00139482 per share
(Title of Class of Securities)

6952551091
(CUSIP Number)

GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
United States of America
Telephone: 650-475-2150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109		Page 2 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures (Q.P.) L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%(4)
14.	Type of Reporting Person PN

(1) Includes 2,403,078 Common Shares (as defined below) held by Granite Global Ventures (Q.P.) L.P. (“GGV”) and 41,060 Common Shares held by Granite Global Ventures L.P. (“GGV LP” and, together with GGV, the “GGV Entities”). Granite Global Ventures L.L.C. (“GGV GP”) is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun and Ray Rothrock (collectively, the “GGV Committee Members”) are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by ADSs held by Granite Global Ventures II L.P. (“GGV II”) and (ii) 44,602 Common Shares and 25,492 Common Shares represented by ADSs held by GGV II Entrepreneurs Fund L.P. (“GGV II EF” and together with GGV II, the “GGV II Entities”). The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and Granite Global Ventures II L.L.C. (“GGV II GP”), the sole general partner of each of the GGV II Entities. See Items 4, 5 and 6.
(3) Excludes 7,015,900 Common Shares beneficially owned by Messrs. Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, and Ms. He Jin (collectively, “Pactera Management”).  Pactera Management has entered into a Consortium Agreement (as defined below) with the Sponsor (as defined below) to pursue the Transaction (as defined below). The GGV II Entities, by entering into the Investment Agreement (as defined below) with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons (as defined below) expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC (as defined below) on May 23, 2013.

CUSIP No. 695255109		Page 3 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%(4)
14.	Type of Reporting Person PN

(1) Includes 2,403,078 Common Shares held by GGV and 41,060 Common Shares held by GGV LP. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 3,418,680 Common Shares beneficially owned by the GGV II Entities and GGV II GP. The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and GV II GP. See Items 4, 5 and 6.
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 4 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,444,138 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,444,138 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,138 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%(4)
14.	Type of Reporting Person OO

(1) Includes 2,403,078 Common Shares held by GGV and 41,060 Common Shares held by GGV LP. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. The GGV Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 3,418,680 Common Shares beneficially owned by the GGV II Entities and GGV II GP. The GGV Entities and GGV GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV II Entities and GGV II GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV II Entities and GV II GP. See Items 4, 5 and 6.
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 5 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person PN

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs (as defined below) held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and Messrs. Glenn Solomon and Jixun Foo and Ms. Jenny Lee (collectively, the “GGV II Committee Members”) are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 6 of 24 Pages

1.	Names of Reporting Persons GGV II Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person PN

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and the GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 7 of 24 Pages

1.	Names of Reporting Persons Granite Global Ventures II L.L.C.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person OO

(1) Includes 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV Committee Members and the GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities.  The GGV Committee Members and the GGV II Committee Members own no securities of the Issuer directly. See Item 5.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities and GGV GP. The GGV II Entities and GGV II GP expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and GGV GP and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities and GGV GP. See Items 5 and 6.
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 8 of 24 Pages

1.	Names of Reporting Persons Ray A. Rothrock
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 9 of 24 Pages

1.	Names of Reporting Persons Anthony Sun
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 10 of 24 Pages

1.	Names of Reporting Persons Scott B. Bonham
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 11 of 24 Pages

1.	Names of Reporting Persons Joel D. Kellman
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 12 of 24 Pages

1.	Names of Reporting Persons Hany M. Nada
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 13 of 24 Pages

1.	Names of Reporting Persons Thomas K. Ng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,862,818 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,862,818 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,818 (1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.8%(3)
14.	Type of Reporting Person IN

(1) Includes (i) 2,403,078 Common Shares held directly by GGV, (ii) 41,060 Common Shares held directly by GGV LP, (iii) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II, and (iv) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held by GGV II EF. GGV GP is the sole general partner of GGV and GGV LP. As such, GGV GP possesses the power to direct the voting and disposition of shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV GP owns no securities of the Issuer directly. The GGV Committee Members are members of the investment committee of GGV GP. As such, the GGV Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV Entities. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV Committee Members and GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(3) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 14 of 24 Pages

1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680(1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 15 of 24 Pages

1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

CUSIP No. 695255109		Page 16 of 24 Pages

1.	Names of Reporting Persons Jenny Lee
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,418,680 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,418,680 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,418,680 (1)(2)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.0%(4)
14.	Type of Reporting Person IN

(1) Includes (i) 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs held by GGV II and (ii) 44,602 Common Shares and 25,492 Common Shares represented by the ADSs held directly by GGV II EF. GGV II GP is the sole general partner of GGV II and GGV II EF. As such, GGV II GP possesses the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have an indirect beneficial ownership of the shares held by the GGV II Entities. GGV II GP owns no securities of the Issuer directly. The GGV II Committee Members are members of the investment committee of GGV II GP. As such, the GGV II Committee Members possess the power to direct the voting and disposition of the shares owned by the GGV II Entities and may be deemed to have indirect beneficial ownership of the shares held by the GGV II Entities. The GGV II Committee Members own no securities of the Issuer directly.
(2) Excludes from the Common Shares described in footnote (1) above 2,444,138 Common Shares beneficially owned by the GGV Entities. The GGV II Entities, GGV II GP, Messrs. Foo and Solomon and Ms. Lee expressly disclaim beneficial ownership of any Common Shares beneficially owned by the GGV Entities and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the GGV Entities. See Items 5 and 6
(3) Excludes 7,015,900 Common Shares beneficially owned by Pactera Management.  Pactera Management has entered into a Consortium Agreement with the Sponsor to pursue the Transaction. The GGV II Entities, by entering into the Investment Agreement with the Sponsor, have also proposed to participate in the Transaction.  The Reporting Persons expressly disclaim beneficial ownership of any Common Shares beneficially owned by Pactera Management, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management.  See Items 4, 5 and 6.
(4) Based on 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013.

Explanatory Note

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P. (collectively, the “GGV Entities”), Granite Global Ventures L.L.C (the “GGV GP”)., Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P. (collectively, the “GGV II Entities”), Granite Global Ventures II L.L.C. (the “GGV II GP”) and Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Jenny Lee (collectively, the “GGV II Committee Members” and, together with the GGV Entities, GGV GP, the GGV II Entities and GGV II GP, the “Reporting Persons”) with respect to Pactera Technology International Ltd. (the “Company” or the “Issuer”) (formerly known as “HiSoft Technology International Limited”) with the United States Securities and Exchange Commission (the “SEC”).  The Reporting Persons previously filed a Schedule 13G with respect to their beneficial ownership of the Common Shares of the Issuer, and are filing this Schedule 13D as a result of the GGV II Entities’ entry into the Investment Agreement (as defined in Item 4 herein) on May 27, 2013.

Item 1.         Securities and Issuer

This Schedule 13D relates to the common shares, par value $0.00139482 per share (the “Common Shares”), of the Issuer. The address of the Issuer’s principal executive office is 3/F Building 8, 3/F Building 8, Haidian District, Beijing 100193, The People’s Republic of China.

Item 2.         Identity and Background

(a), (f)

Name	Citizenship or Place of Organization
1. Granite Global Ventures (Q.P.) L.P.	Delaware, United States of America

2. Granite Global Ventures L.P.	Delaware, United States of America

3. Granite Global Ventures L.L.C.	Delaware, United States of America

4. Granite Global Ventures II L.P.	Delaware, United States of America

5. GGV II Entrepreneurs Fund L.P.	Delaware, United States of America

6. Granite Global Ventures II L.L.C.	Delaware, United States of America

7. Ray A. Rothrock	United States of America

8. Anthony Sun	United States of America

9. Scott B. Bonham	Canada

10. Joel D. Kellman	United States of America

11. Jixun Foo	Singapore

12. Glenn Solomon	United States of America

13. Hany M. Nada	United States of America

14. Thomas K. Ng	United States of America

15. Jenny Lee	Singapore

Each of the GGV I Entities and GGV II Entities are Delaware limited partnerships, and each of the GGV GP and GGV II GP is a Delaware limited liability company.

(b)	The address of the principal place of business of each of the Reporting Persons is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025, United States.

(c)	The principal business of each of the Reporting Persons is a venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Common Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4	Purpose of Transaction

The Common Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

On May 19, 2013, Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su (collectively, “Pactera Management”) and Red Pebble Acquisition Co Pte. Ltd., an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates (the “Sponsor”), entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02. Under the Consortium Agreement, Pactera Management and the Sponsor agreed, among other things, to form a consortium (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors for the acquisition of all the Common Shares, including the Common Shares represented by American Depositary Shares (the “ADSs”), not beneficially owned by the Consortium (the “Transaction”), (ii) deal exclusively with each other with respect to the Transaction for nine months after the date thereof (subject to certain exceptions and possible extension as set forth in the Consortium Agreement), (iii) conduct due diligence with respect to the Issuer and its business and engage in discussions with the Issuer regarding the terms of the Proposal Letter, (iv) negotiate in good faith and finalize the terms of the documentation required to implement the Transaction, including but not limited to the Proposal Letter, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Holdco (as defined below) following the consummation of the Transaction, (v) use reasonable efforts to arrange debt financing to support the Transaction, (vi) incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco under the laws of the Cayman Islands to be merged with and into the Issuer upon consummation of the Transaction, (vii) contribute, or cause to be contributed, to Holdco all the Common Shares and other securities of the Issuer held by Pactera Management and their respective affiliates as set forth in the Consortium Agreement (subject to certain exceptions set forth therein), and (viii) allocate certain costs and expenses related to the Transaction.  In addition, the members of the Consortium have agreed, among other things, not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire (other than pursuant to any applicable equity incentive plans of the Issuer) or dispose of any Common Shares or other securities of the Issuer (subject to certain exceptions set forth therein).  Pactera Management has also irrevocably appointed Mr. Tiak Koon Loh as the representative (the “Senior Management Member Representative”) to act on behalf of Pactera Management in respect of all matters arising from or in connection with the Proposal Letter, the Transaction and the Consortium Agreement.

Pursuant to the Consortium Agreement, on May 20, 2013, the Sponsor and the Senior Management Member Representative, on behalf of the Consortium, submitted the non-binding Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03. In the Proposal Letter, the Consortium proposed to acquire (the “Acquisition”), through an acquisition vehicle to be established by the Consortium, all of the Common Shares and ADSs not already owned by the Consortium for cash consideration equal to US$7.50 per Common Share/ADS, to be funded by a combination of debt and equity capital.  The Proposal Letter stated that the Consortium expects definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the definitive agreements for the Acquisition are signed, and that the Consortium has been in discussions with Citigroup Global Markets Asia Limited on arranging debt financing for the Acquisition.  The Consortium also stated in the Proposal Letter that members of the Consortium who own Common Shares, including Common Shares represented by ADSs of the Issuer, are only interested in pursuing the Transaction and are not interested in selling their Common Shares or ADSs in any other transaction involving the Issuer.  The Consortium expects to complete due diligence of the Issuer in parallel with negotiation of the definitive agreements with respect to the Acquisition.  The Proposal Letter constitutes only a preliminary indication of the Consortium’s interest, and does not constitute any binding commitment with respect to an Acquisition.

Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng each agreed to join the Consortium between May 21, 2013 and May 22, 2013 and executed a joinder agreement to the Consortium Agreement dated as of May 22, 2013 (each, a “Joinder Agreement”), pursuant to which he or she agreed to become a party to the Consortium Agreement as a member of Pactera Management and be fully bound by, and subject to, all of the covenants, terms and conditions of the Consortium Agreement as Pactera Management as though an original party thereto.  As used herein, the term “Pactera Management” includes these additional individuals from and after the dates of their respective Joinder Agreements.

On May 22, 2013, the Sponsor informed the Senior Management Member Representative that the GGV II Entities had also expressed an interest in pursuing the Transaction together with the Sponsor, and the Senior Management Member Representative consented, pursuant to the terms of the Consortium Agreement and on behalf of Pactera Management, to the Sponsor proceeding together with the GGV II Entities to pursue the Transaction.

On May 27, 2013, the GGV II Entities entered into an investment agreement (the “Investment Agreement”) with the Sponsor, attached hereto as Exhibit 7.10, pursuant to which the Sponsor and GGV II Entities agreed, among other things, that the GGV II Entities would (i) participate in the Transaction together with the Sponsor on the terms set forth in the Investment Agreement and the Consortium Agreement as if the GGV II Entities were a party to the Consortium Agreement and (ii) contribute the 3,418,680 Common Shares beneficially owned by the GGV II Entities to Holdco.

By reason of the Investment Agreement, Consortium Agreement and the consent of Pactera Management to the GGV II Entities’ participation in the Transaction together with the Sponsor, the GGV II Entities, GGV II GP and the GGV II Committee Members may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act with Pactera Management, and as a result each Reporting Person may be deemed to beneficially own the 7,015,900 Common Shares beneficially owned by Pactera Management. Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by Pactera Management, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by Pactera Management or is a member of a group with Pactera Management.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The descriptions of the Consortium Agreement, the Proposal Letter, the Joinder Agreements and the Investment Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement, the Proposal Letter, the Joinder Agreements and the Investment Agreement, which have been filed as Exhibits 7.02 through 7.10, respectively, and are incorporated herein by this reference.

None of the Issuer, any of the Reporting Persons or the Sponsor is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)
As of the date hereof, (i) GGV is the record owner of 2,403,078 Common Shares, (ii) GGV LP is the record owner of 41,060 Common Shares, (iii) GGV II is the record owner of 2,131,095 Common Shares and 1,217,491 Common Shares represented by the ADSs and (iv) GGV II  EF is the record owner of 44,602 Common Shares and 25,492 Common Shares represented by the ADSs.

As the sole general partner of GGV and GGV LP, GGV GP may be deemed to beneficially own 2,444,138 Common Shares owned by GGV and GGV LP.

As the sole general partner of GGV II  and GGV II EF, GGV II GP may be deemed to beneficially own 3,418,680 Common Shares and Common Shares represented by the ADSs owned by GGV II and GGV II EF.

As members of the investment committee of GGV GP, Messrs. Bonham, Kellman, Nada, Ng, Sun and Rothrock may be deemed to beneficially own 2,444,138 Common Shares owned by GGV and GGV LP.

As members of the investment committee of GGV II GP, Messrs. Rothrock, Sun, Bonham, Kellman, Foo, Solomon, Nada, Ng and Ms. Lee may be deemed to beneficially own 3,418,680 Common Shares and Common Shares represented by the ADSs owned by GGV II and GGV II EF.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed to beneficially own the total of 5,862,818 Common Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 6.8% of the outstanding Common Shares. Additionally, by reason of the Investment Agreement, Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 above, the GGV II Entities, GGV II GP and the GGV II Committee Members may also be deemed to beneficially own the aggregate of 7,015,900 Common Shares beneficially owned by Pactera Management, as a “group” (within the meaning of Rule 13d-5(b) under the Act).  However, each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by Pactera Management, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with Pactera Management, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by Pactera Management or is a member of a group with Pactera Management.

(b)
Reporting Person	Sole Power to Vote or Direct the Vote	Sole power to dispose or direct the disposition	Shared power to vote or to direct the vote	Shared power to dispose or to direct the disposition	Beneficial Ownership Percentage
Granite Global Ventures (Q.P.) L.P.	0	0	2,444,138	2,444,138	2.8%
Granite Global Ventures L.P.	0	0	2,444,138	2,444,138	2.8%
Granite Global Ventures L.L.C.	0	0	2,444,138	2,444,138	2.8%
Granite Global Ventures II L.P.	0	0	3,418,680	3,418,680	4.0%
GGV Entrepreneurs Fund II L.P.	0	0	3,418,680	3,418,680	4.0%
Granite Global Ventures II L.L.C.	0	0	3,418,680	3,418,680	4.0%
Scott Bonham	0	0	5,862,818	5,862,818	6.8%
Joel Kellman	0	0	5,862,818	5,862,818	6.8%
Hany Nada	0	0	5,862,818	5,862,818	6.8%
Thomas Ng	0	0	5,862,818	5,862,818	6.8%
Anthony Sun	0	0	5,862,818	5,862,818	6.8%
Ray Rothrock	0	0	5,862,818	5,862,818	6.8%
Jixun Foo	0	0	3,418,680	3,418,680	4.0%
Glenn Solomon	0	0	3,418,680	3,418,680	4.0%
Jenny Lee	0	0	3,418,680	3,418,680	4.0%

(c) Except as described herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Investment Agreement, Consortium Agreement, the Proposal Letter, and the Joinder Agreements under Item 4 is incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as disclosed herein and the Power of Attorney granted by each of the Reporting Persons in connection with the signing and filing of this Schedule 13D and any and all future amendments hereto and any other documents relating hereto, which has been filed as Exhibit 7.11 hereto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of June 6, 2013.

Exhibit 7.02:
Consortium Agreement by and among Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd., dated as of May 19, 2013 (incorporated by reference to Exhibit 7.02 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.03:
Proposal Letter from Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd. to the board of directors of the Issuer, dated as of May 20, 2013 (incorporated by reference to Exhibit 7.03 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.04:
Joinder Agreement by and among He Jin, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013 (incorporated by reference to Exhibit 7.04 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.05:
Joinder Agreement by and among Chu Tzer Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013 (incorporated by reference to Exhibit 7.05 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.06:
Joinder Agreement by and among Jian Wu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013 (incorporated by reference to Exhibit 7.06 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.07:
Joinder Agreement by and among Junbo Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013 (incorporated by reference to Exhibit 7.07 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.08:
Joinder Agreement by and among Jinsong Li, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013 (incorporated by reference to Exhibit 7.08 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.09:
Joinder Agreement by and among Minggang Feng, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013 (incorporated by reference to Exhibit 7.09 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.10:
Investment Agreement entered into by Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of May 27, 2013 (incorporated by reference to Exhibit 7.12 to the Schedule 13D filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng on May 29, 2013).

Exhibit 7.11:
Power of Attorney granted by each of the Reporting Persons in favor of Hany M. Nada (incorporated by reference to Exhibit 99.2 to Schedule 13 filed by the Reporting Persons with respect to the Issuer on February 3, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2013

GRANITE GLOBAL VENTURES (Q.P.) L.P.

GRANITE GLOBAL VENTURES L.P.

BY:	GRANITE GLOBAL VENTURES L.L.C.

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.P.

GGV II ENTREPRENEURS FUND L.P.

BY:	GRANITE GLOBAL VENTURES II L.L.C

ITS:	GENERAL PARTNER

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

GRANITE GLOBAL VENTURES II L.L.C.

By:	/s/ Hany M. Nada

Hany M. Nada

Managing Director

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Ray A. Rothrock

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Anthony Sun

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Joel D. Kellman

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada

Hany M. Nada

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada

Hany M. Nada as Attorney-in-fact for Jenny Lee